UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

Publicly-Held Company

EXCERPT OF ITEM (1) FROM THE MINUTES OF THE 80TH MEETING OF THE BOARD OF DIRECTORS, HELD ON APRIL 15, 2015

In my role as secretary of the meeting of the Board of Directors, I hereby CERTIFY that the item (1) of the Agenda of the Minutes of the 80th Meeting of the Board of Directors of Oi S.A., held on April 15, 2015, at 10:30 a.m., at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“Moving on to item (1) of the agenda, the resignation of Mr. Marcelo Almeida de Souza as a voting member of the Board of Directors, and his alternate Mr. Ricardo Berreta Pavie have been registered, in accordance with the resignation letters received on March 31, 2015. Pursuant to art. 150 of Law No. 6,440/76, the following candidates have been nominated to replace the above members, with a valid mandate until the General Shareholders’ Meeting of 2016: (i) Mr. Henrique Jäger, Brazilian, divorced, economist, holder of identification card No. 172.952-0, issued by CORECON/RJ on June 24, 1988, and Taxpayers’ Registry No. 831.180.477-04; located at business address Rua Ouvidor, No. 98, 9th floor, Centro, Rio de Janeiro, RJ as voting member of the Company’s Board of Directors; and (ii) Mr. Ricardo Berreta Pavie, Brazilian, married, manager, holder of the identification card No. 09.270.797-5, issued by IFP/RJ, and Taxpayers’ Registry No. 021.918.527-18; located at business address Rua Ouvidor, No. 98, 9th floor, Centro, Rio de Janeiro, RJ as alternate member. The elected directors are not involved in any crimes that prohibit them from acting out the positions for which they have been nominated, and have submitted a declaration pursuant to art. 147, par. 4, of Law No. 6,404/76.”

A majority of the members of the Board of Directors were present and attached hereto are the signatures of the following: José Mauro Mettrau Carneiro da Cunha; Rafael Cardoso Cordeiro; Sergio Franklin Quintella; Fernando Magalhães Portella; José Valdir Ribeiro dos Reis; Cristiano Yazbek Pereira; Carlos Augusto Borges; Armando Galhardo Nunes Guerra Junior; Fernando Marques dos Santos; Alexandre Jereissati Legey; Renato Torres de Faria; Shakhaf Wine; Rafael Luis Mora Funes and Henrique Jäger.

Rio de Janeiro, April 15, 2015.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
	Name:	Flavio Nicolay Guimarães
	Title:	Chief Financial Officer and Investor Relations Officer